SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 4

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALLERGAN, INC.

(Name of Subject Company (Issuer))

Valeant Pharmaceuticals International, Inc.

AGMS Inc.

Pershing Square Capital Management, L.P.

PS Fund 1, LLC

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

018490102

(CUSIP Number of Class of Securities)

Robert R. Chai-Onn Valeant Pharmaceuticals International, Inc. 2150 St. Elzéar Blvd. West Laval, Quebec Canada H7L 4A8 (514) 744-6792	Roy J. Katzovicz, Esq. Pershing Square Capital Management, L.P. 888 Seventh Avenue, 42nd Floor New York, New York 10019 (212) 813-3700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Alison S. Ressler Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100 Los Angeles, California 90067 (310) 712-6600	Stephen Fraidin, Esq. Richard M. Brand, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Stephen F. Arcano Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
46,709,510,956.20	6,016,185.01

(1)	Pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and solely for the purpose of calculating the filing fee, the market value of the securities to be received was calculated as the product of (1) 291,569,981 shares of Allergan, Inc., which we refer to as Allergan and such common shares we refer to as Allergan common stock, (being the sum of (i) 297,556,619 shares of Allergan common stock outstanding (as reported in Allergan’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014), (ii) 22,017,000 shares of Allergan common stock issuable upon the exercise of outstanding options (as reported in Allergan’s Annual Report on Form 10-K for the year ended December 31, 2013) and (iii) 875,000 shares of Allergan common stock subject to restricted stock awards (as reported in Allergan’s Annual Report on Form 10-K for the year ended December 31, 2013) less 28,878,638 shares of Allergan common stock in which Valeant has an ownership interest, will not be tendered in the offer and will be cancelled in any merger with Allergan) and (2) the average of the high and low sale prices of Allergan common stock as reported on the New York Stock Exchange on June 16, 2014 ($160.20).
(2)	Computed in accordance with Rule 0-11 under the Exchange Act to be $6,016,185.01, which is equal to .0001288 multiplied by the proposed maximum aggregate offering price of $46,709,510,956.20.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,016,185.01	Filing Party:	Valeant Pharmaceuticals International, Inc.
Form of Registration No.	Form S-4; Schedule TO	Date Filed:	June 18, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (together with the amendments and supplements thereto, the “Schedule TO”) originally filed on June 18, 2014 by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of British Columbia (“Valeant”), and AGMS Inc., a Delaware corporation (“Purchaser”), and relates to the third-party tender offer by Purchaser to exchange each issued and outstanding share of common stock, par value $0.01 per share (including the associated rights to purchase preferred stock), of Allergan, Inc., a Delaware corporation, for $72.00 in cash and 0.83 common shares, no par value per share, of Valeant, the Cash Election Consideration (as set forth on the cover page of the Offer to Exchange) or the Stock Election Consideration (as set forth on the cover page of the Offer to Exchange), subject in each case to the election and proration procedures described in (1) the Offer to Exchange, dated September 22, 2014 (the “Offer to Exchange”), and (2) the related Letter of Election and Transmittal (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Offer”).

This Amendment No. 4 to Schedule TO is also being filed by Pershing Square Capital Management, L.P. and PS Fund 1, LLC, each of which is considered a co-bidder for SEC purposes.

On September 22, 2014, Valeant filed Amendment No. 3 to its Registration Statement on Form S-4 (the “Registration Statement”), of which the Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Offer to Exchange and the related Letter of Election and Transmittal, which are set forth as Exhibits (a)(4) and (a)(1)(B) to the Schedule TO.

All information contained in the Offer to Exchange and the Letter of Election and Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in the Schedule TO, and as more precisely set forth below.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as set forth in the Offer to Exchange, which is filed as Exhibit (a)(4) hereto.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(4)	Offer to Exchange, dated September 22, 2014 (incorporated by reference to Amendment No. 3 to the Valeant Registration Statement on Form S-4 filed on September 22, 2014).

(b)(1)	Commitment Letter, dated September 22, 2014, from Barclays Bank PLC, Royal Bank of Canada, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., DNB Capital LLC, DNB Markets, Inc., HSBC Bank USA, National Association, HSBC Bank Canada, HSBC Securities (USA) Inc. and Morgan Stanley Senior Funding, Inc.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

Valeant Pharmaceuticals International, Inc.

By:	/s/ Robert R. Chai-Onn
Name:	Robert R. Chai-Onn
Title:	Executive Vice President, General Counsel and Chief Legal Officer, Head of Corporate and Business Development

AGMS Inc.

By:	/s/ Robert R. Chai-Onn
Name:	Robert R. Chai-Onn
Title:	Executive Vice President, General Counsel and Secretary

Pershing Square Capital Management, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

PS Fund 1, LLC

By:	Pershing Square Capital Management, L.P., its Investment Manager

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

Date: September 22, 2014

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Intentionally Omitted.

(a)(1)(B)	Form of Letter of Election and Transmittal (incorporated by reference to the Valeant Registration Statement on Form S-4 filed on June 18, 2014).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Valeant Registration Statement on Form S-4 filed on June 18, 2014).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Valeant Registration Statement on Form S-4 filed on June 18, 2014).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Valeant Registration Statement on Form S-4 filed on June 18, 2014).

(a)(4)	Offer to Exchange, dated September 22, 2014 (incorporated by reference to Amendment No. 3 to the Valeant Registration Statement on Form S-4 filed on September 22, 2014).

(a)(5)(A)	Press Release, dated June 18, 2014 (previously filed with the Schedule TO on June 18, 2014).

(b)	Intentionally Omitted.

(b)(1)	Commitment Letter, dated September 22, 2014, from Barclays Bank PLC, Royal Bank of Canada, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., DNB Capital LLC, DNB Markets, Inc., HSBC Bank USA, National Association, HSBC Bank Canada, HSBC Securities (USA) Inc. and Morgan Stanley Senior Funding, Inc.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

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